EXHIBIT 99.2

By-law #2 of Suncor Energy Inc.

SUNCOR ENERGY INC.

(the “Corporation”)

BY-LAW NO. 2

A By-law Relating to Advance Notice of Nominations of Directors

of the Corporation

(Dated as of July 30, 2014)

1.                                   INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special, meeting process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation and shareholders to evaluate each nominee’s qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this By-law No. 2 of the Corporation (the “By-law”) is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This By-law is the framework by which the Corporation seeks to fix a deadline by which holders of record of shares of the Corporation carrying the right to vote must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the belief of the Corporation and the Board that this By-law is beneficial to the Corporation, shareholders and other stakeholders.  This By-law will be subject to periodic review and, subject to the Act, will reflect changes as required by securities regulatory agencies or stock exchanges and, at the discretion of the Board, amendments necessary to meet evolving industry standards.

2.                                   ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

(a)                             Nomination Procedures – Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation.  Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting,

(i)                                  by or at the direction of the Board, including pursuant to a notice of meeting;

(ii)                              by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders’ meeting by one or more of the shareholders made in accordance with the provisions of the Act; or

(iii)                          by any person (a “Nominating Shareholder”) who:

(A)                           at the close of business on the date of the giving of the notice provided for in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who has beneficial ownership of shares pursuant to the Act that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation, and

(B)                           complies with the notice procedures set forth below in this By-law.

(b)                            Nominations for Election – For the avoidance of doubt, the procedures set forth in this By-law shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

(c)                             Timely notice – In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary in accordance with this By-law.

(d)                            Manner of timely notice – To be timely, a Nominating Shareholder’s notice must be given:

(i)                                in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder shall be made not later than the close of business on the 10th day following the Notice Date; and

(ii)                            in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made.

(e)                             Proper form of notice – To be in proper written form, a Nominating Shareholder’s notice must set forth or be accompanied by, as applicable:

(i)                                  as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(A)                         the name, age and business and residential address of the Proposed Nominee;

(B)                       the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

(C)                          whether the Proposed Nominee is a resident Canadian within the meaning of the Act;

(D)                          whether the Proposed Nominee is a citizen and/or resident of the United States;

(E)                       the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(F)        a description of any relationship, agreement, arrangement or understanding (financial, compensation or indemnity related or otherwise) between the Nominating Shareholder and the Proposed Nominee, or any Affiliates or Associates of, or any person or entity acting jointly or in concert with the Nominating Shareholder or the Proposed Nominee, in connection with the Proposed Nominee’s nomination and election as a director;

(G)                      whether the Proposed Nominee is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of the Proposed Nominee; and

(H)                        any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws;

(ii)                              as to the Nominating Shareholder:

(A)                           their name, business and residential address;

(B)                      the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(C)                          their interests in, or rights or obligations associated with, any agreements, arrangements or understandings, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

(D)                        full particulars regarding any proxy, contract, arrangement, agreement, understanding or relationship pursuant to which such person, or any of its Affiliates or Associates, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board;

(E)                         full particulars of any direct or indirect interest of such person in any contract with the Corporation or with any of the Corporation’s Affiliates;

(F)                          whether such person is party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor of the Corporation or any other third party which may give rise to a real or perceived conflict of interest between the interests of the Corporation and the interests of such person;

(G)                        whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(H)                          any other information relating to such person that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

(iii)                          a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the Board and to serve as a director of the Corporation, if elected.

References to “Nominating Shareholder” in this section 2(e) shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

(f)                                 Other Information – The Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as an independent director of the Corporation or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such Proposed Nominee.

(g)                            Notice to be updated – In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(h)                            Power of the chair – The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(i)                                  Delivery of notice – Notwithstanding any other provision of this By-law, notice given to the Corporate Secretary pursuant to this By-law may only be given by personal delivery, facsimile transmission or by e-mail (provided that the Corporate Secretary has stipulated an e-mail address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, e-mail (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the Corporate Secretary of the Corporation at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)                                 Increase in number of directors to be elected – Notwithstanding any provisions in this By-law to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder’s notice would otherwise be due under this section, a notice with respect to nominees for the additional directorships required by this section shall be considered timely if it shall be given not later than the close of business on the 10th day following the day on which the first public announcement of such increase was made by the Corporation.

(k)                             Discussion of matters – Nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

(l)                                  Board Discretion – Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

(m)                        Definitions – For purposes of this By-law,

(i)                                  “Act” means the Canada Business Corporations Act, or any statute that may be substituted therefor, as from time to time amended;

(ii)                              “Affiliate”, when used to indicate a relationship with a specific person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(iii)                          “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(iv)                          “Associate”, when used to indicate a relationship with a specified person, shall mean:

(A)                        any body corporate or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding;

(B)                           any partner of that person;

(C)                       any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity;

(D)                          a spouse of such specified person;

(E)                        any person of either sex with whom such specified person is living in conjugal relationship outside marriage; or

(F)                            any relative of such specified person or of a person mentioned in clauses (iv) or (v) of this definition if that relative has the same residence as the specified person;

(v)                              “beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Corporation by a person, (i) any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (iii) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person beneficially owns pursuant to this clause (iii) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (iv) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities;

(vi)                          “Board” means the board of directors of the Corporation;

(vii)                      “Corporate Secretary” means the corporate secretary of the Corporation or, if there is no corporate secretary, the person who acts in a similar capacity;

(viii)                  “close of business” means 5:00 p.m. (Calgary time) on a business day in Alberta, Canada;

(ix)         “Derivatives Contract” shall mean a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Corporation or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Corporation or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts; and

(x)                              “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

3.                                   EFFECTIVE DATE

(a)                             Effective Date - This by-law shall come into force when made by the Board in accordance with the Act.

ADOPTED by the Board the 30th day of July, 2014.

“Steve Williams”
President & Chief Executive Officer

“Janice Odegaard”
Corporate Secretary